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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                                                         SEC FILE NUMBER 0-15994


NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K  ( ) Form 10-Q
( ) Form N-SAR

                      For Period Ended:  January 31, 1994
                      ( )  Transition Report on Form 10-K
                      ( )  Transition Report on Form 20-F
                      ( )  Transition Report on Form 11-K
                      ( )  Transition Report on Form 10-Q
                      ( )  Transition Report on Form N-SAR
                      For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

LDI Corporation
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Full Name of Registrant

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Former Name if Applicable

One Cleveland Center
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Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44114
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City, State and Zip Code

PART II - RULES 12b 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( X ) (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
( X ) (b)The subject annual report, semi-annual report, transition report on Form 1-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(   )  (c)The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

  Today, May 2, 1994, the Company reached agreement with its lenders concerning the renegotiation of certain of its existing debt. The inability to finalize all definitive documentation supporting such restructured debt and to include such documentation as Exhibits to the Form 10-K cause the Company to be unable to complete and file its 10-K by May 2, 1994, the prescribed deadline for filing. The Company intends to file the 10-K promptly after definitive documents are finalized and in any event by May 17, 1994. On April 7, 1994 the Company filed a Current Report on Form 8-K containing the press release attached hereto as Exhibit A which announced the restructuring.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

 Frank G. Skedel, Senior Vice President or
 Bejamin W. Cannon, Vice President,
  General Counsel and Secretary         216                     867-0100
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(Name)                            (Area Code)           (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?
If answer is no, identify report(s).
(X) Yes  (  ) No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(X) Yes  (  ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  On March 31, 1994, LDI Corporation issued a press release announcing its strategic business plan. A copy of the press release is attached hereto as Exhibit A.
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LDI CORPORATION
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 5/2/94                  By: /s/ Benjamin W. Cannon
                                ----------------------------------------
                                   Benjamin W. Cannon, Vice President, General
                                   Counsel and Secretary
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LDI                                                  One Cleveland Center
LDI CORPORATION                                      1375 East Ninth Street
News Release                                         Cleveland, Ohio 44114
                                                     Phone (216) 687-0100

For More Information Contact:                        NASDAQ LDIC

CONTACTS: JERRY E. KISH
          EXECUTIVE VICE PRESIDENT
          CHIEF FINANCIAL OFFICER
                   OR
          FRANK G. SKEDEL
          SENIOR VICE PRESIDENT
          AND TREASURER
          216/687-0100

            LDI CORPORATION ANNOUNCES STRATEGIC BUSINESS PLAN

    CLEVELAND, Ohio--For immediate release on March 31, 1994--LDI Corporation (NASDAQ:LDIC) today released details of its comprehensive strategic business plan resulting from its business review announced earlier this month.
     In describing the plan, chairman and chief executive officer Robert S. Kendall said, "We are narrowing the span of product offerings of the Company by disengaging from our non-core businesses. LDI will now focus on its core business of equipment leasing, and the related services of maintenance and technical support for computers and other high-technology equipment and short-term PC rentals. These core products have consistently been among our most profitable and are businesses that emphasize customer service. Revenues and assets for the core business were approximately $210 million and $580 million, respectively, for the year ended January 31, 1994. These amounts represented approximately 60% and 90%, respectively, of total consolidated revenues and assets.
     "Historically, LDI's greatest strengths have been its skill at leasing, providing service and technical expertise, and building long-term relationships with our corporate customers. LDI will focus its resources on continuing to improve these strengths and enhance the value we provide to our customers," Kendall said.

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     "Rapid change in the computer industry, our new business start-ups, and the fundamental economics of our industries have contributed to declines in LDI's revenues and earnings over the past seven quarters," said Kendall. "LDI's consolidated operations have been profitable in the past, and we are implementing appropriate changes now to narrow the focus of the Company and execute a cohesive, profitable strategy going forward."

PLAN CALLS FOR DISPOSITION OF NON-CORE BUSINESS UNITS
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    The details of the plan announced today call for the sale or other disposition of the remaining non-core businesses. These actions are in addtion to the previously announced exit from the personal computer (PC) superstore business.
     Kendall said, "Management is active in negotiations to sell most of these non-core businesses. We currently have agreements in principle to sell the retail information services unit and LDI's open software distribution unit."
     Other businesses which are targeted for sale or discontinuation include LDI's catalog distribution and corporate PC sales businesses, its PC brokerage operation and the retail PC outlet stores, LDI's Canadian leasing subsidiary, and Sea-Tech, its ship-to-shore satellite telecommunications venture.
     "The final disposition of these units will not be known for a few months," Kendall added, "but we are making significant progress." The investment banking firm of Bear, Stearns & Co., LDI's strategic business advisor, has been retained to assist in the sale of the non-core businesses.
     The remaining non-core businesses identified by LDI's strategic business plan employe approximately 250 people. Many of these individuals are likely to be retained by new owners of the business units targeted for sale by LDI.

PLAN INCLUDES OPERATING COST REDUCTIONS
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     The Company also announced that it will consolidate its core business operations and corporate offices into its Technical Center on Hinckley Industrial Parkway in the City of Cleveland. This consolidation affects the Company's dowtown corporate office at One

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Cleveland Center, and its leasing and corporate operations center in Westlake.
The Company plans to sell its Westlake facility and vacate its leased downtown offices within the next several months.

        The facilities consolidation, employee terminations and transfers, and certain other identified cost reductions will lower future core business operating costs.

MANAGEMENT AND GOVERNANCE CHANGES
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        "In recognition of the downsizing of the business as a result of implementing the strategic plan, the Company is announcing a corresponding restructure of its executive management to streamline the decision making process," said Kendall.

        As part of this management change, effective April 1, Michael R. Kennedy, president and chief operating officer, Thomas A. Cutter, senior vice president and vice chairman, and Jerry E. Kish, executive vice president and chief financial officer, will direct their joint efforts toward executing aspects of the strategic business plan. On June 1, the three will relinquish their executive titles but remain as members of the board of directors. In separate actions, Kennedy and Cutter have expressed interest in purchasing certain of the Company's non-core business units.

        The board of directors has decided to hire a new CEO to direct the long-term execution of the Company's strategic plan. Kendall will continue to serve as chairman and chief executive officer until the new CEO is selected, and thereafter continue as chairman of the board of directors. A committee of board members has been established to conduct the search for a new chief executive officer and expects to complete the process by August.

        Commenting on the restructuring of senior management, Kennedy and Cutter stated, "We are all supportive of the strategic business plan as the best direction for LDI and its shareholders. We also recognize that a revised management structure is needed for a streamlined LDI." Kendall, Kennedy and Cutter founded LDI in 1972, and together own approximately 45 percent of all outstanding common stock.

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     The Company also announced the formation of an executive management commitee, with members from both management and the board, to oversee the implementation of the strategic business plan. It is anticipated that all material aspects of LDI's strategic business plan will be implemented during the next four months.

ESTIMATED FOURTH QUARTER CHARGES
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     The previously described actions necessary to implement the strategic plan are expected to result in charges for restructuring, discontinued operations, facilities consolidation, employee severance, and related items. These charges are currently estimated to range from $24 million to $27 million, net of tax.
As a result, LDI will report a substantial loss for its fourth quarter and fiscal year ended January 31, 1994. It is expected that audited financial results will be reported to shareholders in approximately four weeks.

DIVIDEND ACTION
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     The board of directors, in concert with the strategic plan, has suspended payment of regular quarterly cash dividends on the Company's common stock. A quarterly dividend of 4 cents per share was last paid on January 28, 1994.

LENDER SUPPORT
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    The Company has kept its lenders apprised of the development of its strategic business plan and the estimated charges. The strategic plan has the support of the Company's lenders, who have provided interim waivers of any possible loan covenant violations that may have resulted from the proposed actions. Lenders are working with the Company to amend existing loan agreements by the end of April to be consistent with the Company's strategic business focus.

    The core business of LDI Corporation consists of equipment leasing, and the related services of maintenance and technical support for computers and other high-technology equipment and short-term PC rentals.


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